July 9, 2012

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Penn Virginia Resource Partners, L.P.

Registration Statement on Form S-3

Filed May 31, 2012

File No. 333-181807

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 8-K filed May 7, 2012

File No. 1-16735

Dear Mr. Schwall,

On behalf of Penn Virginia Resource Partners, L.P. (“PVR”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 13, 2012 (the “Comment Letter”), with respect to the above captioned filings. For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. PVR’s response to each comment is set forth immediately below the text of the applicable comment. The information in this letter provided on behalf of PVR and its executive officers, directors and controlling persons has been provide to us by PVR.

Form 10-K for the Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis, page 44

Natural Gas Midstream Segment, page 51

1.	We note that you include non-GAAP measures of gross margin and gross margin, adjusted for the cash impact of derivatives, in your tables and adjoining narratives on pages 51 and 53 without proper regard for the requirements of Item 10(e) of Regulation S-K. In order to comply with GAAP, measures of gross margin must reflect all costs of sales, including applicable portions of DD&A. Please revise your disclosure to address the following points.

Securities and Exchange Commission July 9, 2012 Page 2

•	Add the GAAP measure of gross margin to your tables and comparable discussion and analysis of this measure adjacent to your non-GAAP information to comply with Item 10(e)(1)(i)(A).

•	State the reasons you believe the non-GAAP measures are useful and explain their purpose to comply with Item 10(e)(1)(i)(C) and (D).

•

Modify your labels to distinguish your non-GAAP measures from measures of gross margin that comply with GAAP. For example, you may use “Non-GAAP gross margin” or “Adjusted Gross Margin” and “Non-GAAP gross margin adjusted for the cash impact of derivatives” or “Adjusted gross margin further adjusted for the cash impact of derivatives” to comply with Item 10(e)(1)(ii)(E).

•	Add a reconciliation of your non-GAAP measure to the GAAP measure of gross margin to comply with Item 10(e)(1)(i)(B).

Response: In PVR’s Annual Reports on Form 10-K for periods after December 31, 2011 and Quarterly Reports on Form 10-Q for periods after March 31, 2012, PVR will no longer be presenting “gross margin, adjusted for the cash impact of derivatives, ” “gross margin” or any similar measure.

PVR respectfully requests that it be permitted to make the above mentioned changes in its disclosure in PVR’s subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2011.

Liquidity and Capital Resources, page 55

Certain Non-GAAP Financial Measures, page 56

2.	Given that you present the non-GAAP measure of “Distributable cash flow” on page 57 and state “Distributable cash flow is a significant liquidity metric which is an indicator of our ability to generate cash flows at a level that can sustain or support the quarterly cash distributions,’ tell us why you reconcile this measure to net income rather than cash flow from operations as may be necessary to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Also explain why you did not consider it meaningful to address the trends or relationship between this metric and your distributions in your discussion and analysis.

Response: PVR notes that the sentence “Distributable cash flow is a significant liquidity metric ….”, which appears on page 56 of its Form 10-K for the year ended December 31, 2011 (the “10-K”), was erroneously included in the 10-K and will be removed from PVR’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Securities and Exchange Commission July 9, 2012 Page 3

As set forth on pages 56 and 57 of the 10-K, PVR has disclosed that “[n]one of these measures should be considered an alternative to, or more meaningful than … any other measure of financial performance or liquidity presented in accordance with GAAP, or as indicators of our operating performance or liquidity.” and that “[d]istributable cash flow is not a measure of financial performance under GAAP and should not be considered … as an indicator of cash flows, as a measure of liquidity or as an alternative to net income.”

PVR respectfully submits that it does not believe that a discussion of the trends and relationship between its distributable cash flow and its quarterly distributions would be meaningful to an investor. The board of directors of PVR’s general partner (the “Board”) makes a determination on a quarterly basis as to the amount of distributions to be paid with respect to any given quarter. In making such determination, the Board (similar to the boards of other companies making similar decisions) takes into consideration a number of factors, including the cash generated in prior quarters, cash expected to be generated in future quarters, PVR’s anticipated future capital requirements (including for construction projects and acquisitions), sources and costs of financing available for future capital requirements, applicable restrictions in PVR’s existing financing arrangements and known operational and regulatory risks. As a result, the relationship between distributable cash flow and quarterly distributions may vary substantially from quarter to quarter. PVR is not required to maintain any particular level of reserves from distributable cash flow. Therefore, PVR believes that its existing discussion of operations and liquidity is adequate.

Securities and Exchange Commission July 9, 2012 Page 4

Form 8-K filed May 7, 2012

Exhibit 99.3

Pro Forma Financial Statements

Introduction, page 2

3.	We understand that you issued common units, Class B units and Special units to complete your acquisition. You indicate that holders of the Class B units will receive dividends in the form of additional units or cash, and that holders of the Special units will be entitled to receive quarterly distributions after six quarters have elapsed. We note that you have disclosed information about distributable cash flow in your annual report in an effort to allow investors better insight into your ability to routinely pay quarterly distributions. Therefore, we believe that you should include a pro forma discussion and analysis, with a tabular presentation, to show how the acquisition would have impacted your ability to make distributions in the past, taking into account distributions that would have been required for the additional common and Class B units, showing both the cash and additional unit scenarios; also including separate quantification showing how your ability would have been impacted for the additional common, Class B and Special units combined, notwithstanding the delayed entitlement.

Response: PVR respectfully submits that presenting a pro forma discussion and analysis of how its ability to make distributions to its unitholders would have been impacted during the pro forma periods had the additional common units, Class B units and Special Units been outstanding and entitled to distributions would not be meaningful to an investor. A pro forma presentation of the effects on distributions if the additional common units, Class B units and Special Units had been outstanding and entitled to cash distributions would not include any material cash flows from Chief Gathering LLC (“Chief”), and PVR believes that the proposed pro forma presentation would not provide any meaningful additional disclosure beyond what is already disclosed in Chief’s financial statements and PVR’s pro forma financial statements. Further, PVR believes that the additional disclosure could be potentially misleading to an investor because the non-cash distributions on the Class B Units and the delayed distribution element of the Special Units were essential components of the transaction structure and reflect the expected timing and impact of the continued development of Chief’s systems and its anticipated impact on PVR’s future distributable cash flows. PVR would not have completed the acquisition if it was required to make immediate cash distribution payments on the Class B Units and Special Units. Additionally, PVR believes that a reader of the proposed pro forma presentation may erroneously conclude that PVR would be unable to currently fund its required cash distributions following the issuance of the Class B Units and Special Units as such theoretical presentation would obscure the fact that Registrant has no immediate requirement to fund cash distributions on either the Class B Units or Special Units.

Securities and Exchange Commission July 9, 2012 Page 5

In November 2008, Chief began its development and build-out of pipeline infrastructure systems in the Marcellus Shale region. As a development-stage company, Chief reinvested any cash flows it generated from its assets into further developing its systems, as reflected in Chief’s financial statements. During the periods presented in PVR’s pro forma financial statements, Chief invested capital in its assets in amounts that equaled or substantially exceed the cash generated by Chief’s operations. For the three months ended March 31, 2012, Chief’s net cash provided by operating activities was approximately $8.7 million, and its net cash used in investing activities was approximately $54.3 million. For the three months ended March 31, 2011, Chief’s net cash provided by operating activities was approximately $10.1 million, and its net cash used in investing activities was approximately $10.1 million. For the year ended December 31, 2011, Chief’s net cash used in operating activities was approximately $29.1 million, and its net cash used in investing activities was approximately $99.8 million. For the year ended December 31, 2010, Chief’s net cash used in operating activities was approximately $41.8 million, and its net cash used in investing activities was approximately $107.7 million. For the year ended December 31, 2009, Chief’s net cash provided by operating activities was approximately $33.0 million, and its net cash used in investing activities was approximately $33.0 million. Therefore, during the periods presented in PVR’s pro forma financial statements, Chief was not generating any free cash flows and the proposed presentation would not add any meaningful disclosure to the pro forma presentation.

PVR believes that the proposed pro forma presentation would not accurately represent what PVR expects will be the impact of Chief on PVR’s distributable cash flow in the future, which was the basis on which PVR was willing to pay the purchase price for Chief. The purchase price paid by PVR to acquire Chief was based on the assumption that Chief’s systems provide a strategic fit with PVR’s existing infrastructure systems in the northeastern Marcellus Shale, and on the expected future cash flows to be generated by the further development of Chief’s natural gas gathering systems. PVR will continue with the construction and development of Chief’s new trunkline from north Wyoming County to the Transco interstate pipeline in Luzerne County, Pennsylvania (with an anticipated in-service date in the fourth quarter of 2012). PVR expects that once the new trunkline is completed, there will be a substantial increase in the throughput capacity of Chief’s systems (up to approximately 750 MMcfd), which is expected to significantly enhance the revenues and free cash flows generated from Chief’s systems in the future.

The financing of the Chief acquisition included the issuance of debt and equity securities by PVR, as clearly reflected in PVR’s pro forma financial statements. As reflected in PVR’s pro forma financial statements, the pro forma interest expense for the three months ended March 31, 2012 and year ended December 31, 2011 for the new debt issuance would have been increased by approximately $11.2 million and approximately $42.4 million, respectively. In addition, PVR’s pro forma financial statements reflect that PVR would have issued a substantial number of additional units, which would have been entitled to the same per unit distribution as PVR’s existing common units. PVR believes that a reader of its pro forma financial statements would clearly see that the combined burden of servicing the debt and the increase in distribution amounts surpasses the current and past cash flows generated by Chief.

Securities and Exchange Commission July 9, 2012 Page 6

In addition, a pro forma presentation showing the impact of such additional units on PVR’s distributable cash flow had the Class B units been paying distributions in-kind and not in cash would also not be meaningful, since the number of Class B units to be paid as a distribution is based on the weighted average trading price of PVR’s common units during the 30 days preceding any such distribution. As such, the proposed pro forma presentation would be based on the trading price of PVR’s common units during periods in which PVR did not own Chief and the market price of PVR’s common units, therefore, did not reflect any impact that may have resulted had the acquisition of Chief taken place during the pro forma period. Furthermore, PVR notes that if it had acquired Chief at the beginning of the pro forma period, the purchase price PVR would have paid for Chief would have been relatively less than the actual purchase price, because Chief’s systems at the beginning of the pro forma period were even less developed than they were at the time of the acquisition, and, thus, even farther in time from generating any substantial cash flows. There would have been added risks associated with the completion of Chief’s systems that have been overcome since the beginning of the pro forma period. Accordingly, PVR believes that the proposed pro forma presentation would not be meaningful to an investor and could be potentially misleading.

Exhibit 99.4

Financial Statements – Chief Gathering LLC, page 9

Note C – Property and Equipment, page 16

4.	Expand your disclosure to include a description of long-lived assets, and an explanation for the property expenditures shown in the statements of cash flows for each period. You should identify the particular assets, constructed or acquired, and describe the status of these assets, including construction in progress, locations and capacities, and the expected timeframe for completion.

Response: Chief has advised PVR as follows: Chief believes that the disclosures in Note C to the Chief financial statements are adequate and include the information required by ASC 360 and S-X Rule 5-02 with respect to property and equipment. Chief considers the proposed expanded disclosures to be more consistent with the level of disclosure that would be contained in a management’s discussion and analysis of financial condition and results of operations (“MD&A”), which MD&A is not required under S-X Rule 3-05 financial statements.

As supplemental disclosure for the Staff, Chief has provided the following information: Chief owns and operates six natural gas gathering systems serving over 300,000 dedicated acres in the Marcellus Shale, located in Bradford, Greene, Lycoming, Susquehanna, Sullivan and Wyoming Counties, Pennsylvania and Preston County, West Virginia. These systems were constructed over the three years ending December 31, 2011 and are now in service. Chief continued construction and development of a new trunkline, which is included in work-in-process, from north Wyoming County to the Transco interstate pipeline in Luzerne County, Pennsylvania. Such trunkline has an anticipated in-service date of the fourth quarter of 2012 and will increase the throughput capacity of Chief’s systems (up to approximately 750 MMcfd of additional capacity). Chief has not acquired any gathering or transportation systems from other parties since its inception.

Securities and Exchange Commission July 9, 2012 Page 7

Note H – Affiliate Payable, page 17

5.	Tell us why you believe the affiliate payable activity is properly reported in the reconciliation for operating cash flows in the statements of cash flows on pages 5 and 13. This should be a detailed explanation covering the circumstances under which funding was received and repaid, including quantification according to the category of costs, and the reasons for the fluctuations in each period.

Response: Chief has advised PVR as follows: Chief was part of an affiliated group of entities that had a centralized cash function for operational purposes. As a result, Chief did not have a dedicated banking relationship and utilized the bank account of an affiliated entity, Chief Oil & Gas, to fund its day to day operations, including all cash inflows and outflows related to revenue received, operating expenses paid and other daily cash requirements. Chief Oil & Gas acted as the operator of the gathering systems on behalf of Chief. As operator, Chief Oil & Gas was responsible for Chief’s monthly operating activity. On a monthly basis, Chief Oil & Gas assessed the net operating activity based on cash inflows and outflows as part of its joint interest billing process. When such position was a net payable, Chief settled the liability with Chief Oil & Gas via drawing from a revolving credit agreement Chief had established with Chief Exploration & Development, another affiliate. The Chief Exploration & Development’s revolving credit agreement was effective as of January 1, 2010 and was amended June 30, 2011, as stated in Note D to the Chief financial statements.

The fluctuation of the affiliate payable balance from 2009 to 2010 relates to the timing of the expenditures and the initial generation of revenue which represents the intercompany activity included in the affiliate banking arrangement, as well as the timing of the availability of funds from the revolving credit agreement. The fluctuation from 2010 to 2011 represents the results of operations and the intercompany activity included in the affiliate banking arrangement. Amounts related to drawing from the revolving credit agreement for monthly settlement with Chief Oil & Gas were recorded in financing activities in the statement of cash flows, with the remaining amounts considered operational cash flows and recorded in operating activities.

Accordingly, Chief has advised PVR that Chief believes the affiliate payable activity is properly reported in the reconciliation for operating cash flows in the statements of cash flows.

Securities and Exchange Commission July 9, 2012 Page 8

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez at (212) 237-0036.

Sincerely,

/s/ Adorys Velazquez
Adorys Velazquez
Vinson & Elkins L.L.P.

cc:	Bruce D. Davis, Jr. (Penn Virginia Resource Partners, L.P.)